Exhibit 99.5

NICE Enables Cross-Enterprise Employee Engagement with
Release of New WFO Solutions

NICE’s offering allows organizations to incorporate collaboration and gamification into their operations

RA’ANANA, ISRAEL, May 29, 2013 – NICE Systems (NASDAQ: NICE) today announced the release of Workforce Management, Performance Management, and Incentive Compensation Management versions 6.2, which include collaboration, adherence and gamification features for greater employee engagement. The new versions are integrated via a common interface, creating a single, easy-to-use portal through which employees can manage their schedules, track their compensation, and improve performance.

“Customer interactions are becoming more complex, and so organizations need to better prepare their people to address sophisticated customer demands,” said Yochai Rozenblat, President of the NICE Customer Interactions Group. “Version 6.2 solutions help address this challenge by applying collaboration and gamification technologies to more effectively measure and motivate employee performance and to drive accountability for delivering a better customer experience. In doing so, organizations can get closer to their customers.”

The NICE offering includes the following enhanced capabilities:

Performance Management (PM) and Incentive Compensation Management (ICM)
•	Collaboration Tools – The creation of employee profile pages and activity feeds allows companies to foster communication and collaboration.
•
Gamification – Executives and frontline leaders can initiate quests and contests to reward employees for specific behaviors and/or achievements. For instance, today’s manual whiteboard contests can be converted into digital badges and incentives that engage employees, speed onboarding, and help retain top talent.

Workforce Management (WFM)
•	Collaboration Tools – Companies can leverage blogs, wikis, instant messaging, and polling to engage their employees and share best practices.
•	Real-Time Adherence – WFM professionals can manage adherence to schedule in real-time via thin client at greater speed and lower cost.
•	Adherence to Local Regulations – WFM professionals can apply specific shift policies, minimum rest times, and date range scheduling in order to meet country-specific requirements

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.